As filed with the SEC on May 14, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
0-22750

NOTIFICATION OF LATE FILING

[ X ] Form 10-QSB

For the Quarter Ended March 31, 2002

Part I  Registrant Information

Full Name of Registrant:             Quintek Technologies, Inc.

Address of Principal Executive Office (Street and Number)

537 Constitution Ave., Suite B
Camarillo, California, 93012

Part II   Rules 12b-25(b) and (c)

             (a)             The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

             (b)             The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III  Narrative

             The Report on Form 10-QSB for Quintek Technologies, Inc., (Quintek) for the quarter ended March 31, 2002, is due to be filed on May 15, 2002.  As of May 13, 2002, Quintek's management has not completed its description of its business and operations for the third quarter of 2002, after recently receiving detailed financial information from its independent accountants.  Quintek expects that its Form 10-QSB will be filed before May 20, 2002.

Part IV  Other Information

             (1)             Name and telephone number of person to contact in regard to this information.

Lee Polson                         512-499-3600

             (2)             Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

            [ X ]  Yes   [   ]  No

             (3)             Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [   ] Yes  [ X ]  No

Signatures

            Quintek Technologies, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quintek Technologies, Inc.

Date: May 13, 2002	Thomas W. Sims
Thomas W. Sims, President